                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(A) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 1)


                             UMBRELLA BANCORP, INC.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                  040125 10 6
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                                 (CUSIP Number)


       Frances M. Pitts, 5818 South Archer Road, Summit, Illinois 60601.
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 April 18, 2001
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Note: Six copies of the statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 040125 10 6                 13D                      PAGE 2 OF 6 PAGES
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)

    Sergio Martinucci
    S.S. No. ###-##-####
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
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3   SEC USE ONLY

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4   SOURCE OF FUNDS (See Instructions)

    PF, SC
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.
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                7   SOLE VOTING POWER
  NUMBER OF
                    355,873
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    355,873
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     355,873
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     21.4%
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14   TYPE OF REPORTING PERSON (See Instructions)

     IN
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

Item 1            Security and Issuer.

                  The equity securities under report and to which this statement relates are the common stock, $.01 par value (the "Common Stock"), of Umbrella Bancorp, Inc., formerly Argo Bancorp, Inc. (the "Company") The principal executive offices of the Company are located at 5818 South Archer Road, Summit, Illinois 60501.

Item 2.           Identity and Background.

         This statement is filed by:

         (a)      Sergio Martinucci.

         (b) The business address of Mr. Martinucci is: c/o Umbrella Bancorp, Inc. 5818 South Archer Road, Summit, Illinois 60501.

         (c) Mr. Martinucci serves as: (i) the Vice President of the Company; (ii) Chairman of the Board of Umbrella Bank, fsb (the "Savings Bank"), a wholly owned subsidiary of the Company; and
                  (iii) Vice President of Cendent Corporation, a real estate brokerage firm. The address of the Savings Bank is 5818 South Archer Road, Summit, Illinois 60501 The Chicago address of Cendent Corporation is 4210 West Irving Park Road, Chicago, Illinois 60641.

         (d) Mr. Martinucci has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Mr. Martinucci has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f)      Mr. Martinucci is a citizen of the United States.

Item 3.           Source and Amount of Funds or Other Consideration.

                  The source of Mr. Martinucci's payment of the purchase price with respect to shares he holds directly was from his personal funds and from independent financial organizations. Mr. Martinucci does leverage his other assets, borrowing from independent financial organizations, to provide himself with capital to finance his Common Stock acquisitions. Mr. Martinucci was compensated in his role as a director and officer of both the Company and the Savings Bank by the award of stock options which are discussed in greater detail below.

                  On October 23, 1998, the Company distributed a 4:1 stock split. All share amounts and per share prices herein are adjusted to take into account this stock split.

         A.       Common Stock Held Directly by Mr. Martinucci

                  (i)      In Years 1994 through 2000

                           Mr. Martinucci purchased a total of approximately
                  10,485 shares of Common Stock for an average price of $8.23 per share or an aggregate of $86,273.50, in open market purchases effected between November 1994 and December 2000. Some of these shares may have been financed by an independent financial organization.

                  (ii)     In the Past Sixty Days

                  Mr. Martinucci purchased an additional 71,842 shares of Common Stock at $14.00 per share, or an aggregate of $1,005,788, in a negotiated transaction with The Deltec Banking Corporation, Limited ("Deltec"). Some of these shares may have been financed by an independent financial organization.

         B.       Common Stock Held by Mr. Martinucci through Options

                  Pursuant to the 1991 Employee Stock Option and Incentive Plan:
                  (i) on November 17, 1992, Mr. Martinucci was awarded options to acquire 14,000 shares of Common Stock at a purchase price of $3.1625 a share, which expire on November 18, 2002; (ii) on December 29, 1992, Mr. Martinucci was awarded options to acquire 4,000 shares of Common Stock at a purchase price of $3.575 a share, which expire on December 30, 2002; (iii) on November 17, 1993, Mr. Martinucci was awarded options to acquire 4,000 shares of Common Stock at a purchase price of $5.50 a share, which expire on November 18, 2003; (iv) on November 17, 1994, Mr. Martinucci was awarded options to acquire 4,000 shares of Common Stock at a purchase price of $6.875 a share, which expire on November 18, 2004; (v) on November 17, 1995, Mr. Martinucci was awarded options to acquire 4,000 shares of Common Stock at a purchase price of $7.21875 a share, which expire on November 18, 2005; (vi) on November 17, 1996, Mr. Martinucci was awarded options to acquire 4,000 shares of Common Stock at a purchase price of $8.3875 a share, which expire on November 18, 2006; (vii) on November 17, 1997, Mr. Martinucci was awarded options to acquire 4,000 shares of Common Stock at a purchase price of $9.375 a share, which expire on November 18, 2007; and (viii) on November 11, 2000, Mr. Martinucci was awarded options to acquire 2,000 shares of Common Stock at a purchase price of $11.00 a share, which expire on November 17, 2008.

                  Pursuant to the 1998 Incentive Stock Option Plan, Mr. Martinucci was awarded options to acquire 2,000 shares of Common Stock at a purchase price of $10.00 a share, which vested 20% at the time of grant in November of 2000, and 20% at each anniversary thereafter until expiration on November 1, 2001. There are currently 400 of these options vested.

Item 4.           Purpose of Transaction.

                  Mr. Martinucci acquired the additional shares of Common Stock for investment purposes only and not with a view to their resale or distribution. Absent any change in personal circumstances, Mr. Martinucci intends to maintain his equity position in the Company.

Item 5.           Interest in Securities of the Issuer.

         (a) Mr. Martinucci is the beneficial owner of 355,873 shares of Common Stock, including options for 38,400 shares of Common Stock which are immediately exercisable, which represent approximately 21.47% of the shares of Common Stock currently outstanding.

         (b) Mr. Martinucci has the sole power to vote and the sole power to direct all of the 355,873 shares of which he is the beneficial owner.

         (c) Mr. Martinucci purchased an additional 71,842 shares of Common Stock for a purchase price of $14.00 per share, for an aggregate of $1,005,788, in a negotiated transaction with Deltec.

         (d)      Not applicable.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  None.

Item 7.           Materials to be Filed as Exhibits.

                  None.


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                                                                     Page 6 of 6




                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: June 29, 2001.

                                          /s/ Sergio Martinucci
                                          -----------------------------
                                          Sergio Martinucci
                                          Vice President